Exhibit 12

General Electric Capital Services, Inc. and consolidated affiliates

Computation of Ratio of Earnings to Fixed Charges

and

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

Nine months ended September 30, 2009

(Unaudited)

		Ratio of
		earnings to
		combined
	Ratio of	fixed charges
	earnings to	and preferred
	fixed charges	stock dividends
(Dollars in millions)

Earnings(a)	$(1,657)	$(1,657)
Plus:
Interest included in expense(b)	13,717	13,717
One-third of rental expense(c)	209	209
Adjusted “earnings”(d)	$12,269	$12,269

Fixed Charges:
Interest included in expense(b)	$13,717	$13,717
Interest capitalized	30	30
One-third of rental expense(c)	209	209
Total fixed charges	$13,956	$13,956

Ratio of earnings to fixed charges	0.88

Preferred stock dividend requirements		$–

Ratio of earnings before provision for income taxes to earnings from
continuing operations		(0.91)

Preferred stock dividend factor on pre-tax basis		–
Fixed charges		$13,956

Total fixed charges and preferred stock dividend requirements		$13,956

Ratio of earnings to combined fixed charges and preferred stock dividends		0.88

(a)	Earnings before income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.

(b)	Included interest on tax deficiencies.

(c)	Considered to be representative of interest factor in rental expense.

(d)
In accordance with Item 503 of  SEC Regulation S-K, we are required to disclose the amount of earnings needed to achieve a one-to-one ratio of earnings to fixed charges. As of September 30, 2009, this amount was $1,687 million.